UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. 15)*


                           ONE VALLEY BANCORP, INC.
                               (Name of Issuer)

                                COMMON STOCK
                        (Title of Class of Securities)

                                682419 10 6
                               (CUSIP Number)

                             December 31, 1998
            (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP NO. 682419 10 6                                        Page 2 of 5 Pages

  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         One Valley Bank, National Association, as executor or trustee under certain estates and trusts holding stock of the issuer.
         One Valley Bank, National Association is a wholly-owned subsidiary of the issuer.
         ---------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                                   (b)  [   ]

         ---------------------------------------------------------------------

  (3)    SEC USE ONLY

         ---------------------------------------------------------------------

  (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
         West Virginia
         ---------------------------------------------------------------------

                   (5)   SOLE VOTING POWER
                         707,666 shares held as sole trustee or sole executor
                   -----------------------------------------------------------
  NUMBER OF        (6)   SHARED VOTING POWER
   SHARES                1,523,016 shares in which Bank shares voting power;
BENEFICIALLY             Bank as a policy decision permits other co-trustees
  OWNED BY               to vote shares
    EACH           -----------------------------------------------------------
  REPORTING        (7)   SOLE DISPOSITIVE POWER
   PERSON                708,228
    WITH           -----------------------------------------------------------
                   (8)   SHARED DISPOSITIVE POWER
                         2,787,201
                   -----------------------------------------------------------

  (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,495,429
         ---------------------------------------------------------------------

 (10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES                                                         [   ]

         ---------------------------------------------------------------------

 (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.06%
         ---------------------------------------------------------------------

 (12)    TYPE OF REPORTING PERSON
         BK
         ---------------------------------------------------------------------

                                 SCHEDULE 13G

CUSIP NO. 682419 10 6                                        Page 3 of 5 Pages

Item 1(a).  NAME OF ISSUER:

            One Valley Bancorp, Inc.

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Valley Square
            Charleston, West Virginia 25301

Item 2(a).  NAME OF PERSON FILING:

            One Valley Bank, National Association (a wholly-owned subsidiary of the Issuer), as Trustee and Co-trustee under certain trusts

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            One Valley Square
            Charleston, West Virginia 25301

Item 2(c).  CITIZENSHIP:

            United States of America

Item 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

Item 2(e).  CUSIP NUMBER:

            682419 10 6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (B) [X] Bank as defined in Section 3(a)(6) of the Exchange Act.

                                 SCHEDULE 13G

CUSIP NO. 682419 10 6                                        Page 4 of 5 Pages

Item 4.     OWNERSHIP.

            (a)  AMOUNT BENEFICIALLY OWNED:

                 3,495,429

            (b)  PERCENT OF CLASS:

                 10.06%

            (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                 (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                       707,666

                 (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                       1,523,016

                 (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                       708,228

                 (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 2,787,201

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            (Not applicable)

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            All shares are held by the Bank as trustee, co-trustee, executor or co-executor, and numerous individuals have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. However, at the present only one individual, R. Marshall Evans, has the right to receive or the power to direct the receipt of dividends from more than 5% of these securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            (Not applicable)

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            (Not applicable)

                                 SCHEDULE 13G

CUSIP NO. 682419 10 6                                        Page 5 of 5 Pages

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            (Not applicable)

Item 10.    CERTIFICATION.

            (Not applicable)


                                  SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 1999


By  /s/ PHYLLIS HUFF ARNOLD
   ----------------------------------------
     Phyllis Huff Arnold
     President and CEO
     One Valley Bank, National Association